                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                          INFORMATION TO BE INCLUDED IN
        STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ____)*

                                  Cambior Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    13201L103
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Jipangu Inc.
                               c/o David V. Mosher
                        155 University Avenue, Suite 1700
                            Toronto, Ontario, Canada
                                     M5B 3B7
                                 (416) 947-1440
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2001
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13201L103                   13D                      Page 2 of 6 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    JIPANGU INC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
    Not Applicable
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    JAPAN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    34,711,194 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0 shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    34,711,194 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,711,194 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 13201L103                   13D                      Page 3 of 6 Pages



Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to common stock without par value ("Cambior Common Shares"), of Cambior Inc., a Quebec corporation ("Cambior"). The principal executive offices of Cambior are located at 1111 St. Charles St. West, East Tower, Suite 750, Longueil, Quebec, Canada, J4K 5G4.

         The Cambior Common Shares beneficially owned by Jipangu Inc., a Japanese corporation ("Jipangu"), are held of record by Jipangu.

Item 2.  Identity and Background.

         (a)-(c); (f) This statement is being filed by Jipangu. The principal business and principal office of Jipangu are located at 3-6-9 Kita-shinagawa, Shinagawa-Ku,Tokyo, Japan. Jipangu is a Japanese corporation with interests in various gold mining and production companies around the world.

         The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Jipangu is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

         (d)-(e) During the last five years, neither Jipangu nor, to the knowledge of Jipangu, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violators of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Cambior Common Shares were acquired by Jipangu for cash, or for the conversion of a mortgage loan made to Cambior. Prior to December 7, 2001, Jipangu funded its acquisition of the Cambior Common Shares and the mortgage loan from working capital.

         On December 7, 2001, Jipangu issued to Sprott Securities Inc., as portfolio manager, CDN$10 million principal amount of convertible debentures to accounts managed by it. The debentures have a term of three years with interest payable at 7%. As security Jipangu pledged Cambior Common Shares worth CDN$12,500,000 with an escrow agent. The convertible debentures are convertible into Cambior Common Shares during the period commencing twenty-four months from the date of issue and terminating one month before the maturity of the debentures at CDN$0.91 per share. The debentures are also convertible into shares of Jipangu at any time at Yen 200,000 per share.

Item 4.   Purpose of Transaction.

         Jipangu acquired the Cambior Common Shares for the purpose of investment. Jipangu may make future purchases of Cambior Common Shares from time to time and may dispose of any or all of the Cambior Common Shares owned by it at any time. Other than as set forth below, Jipangu has no plans which relate to or could result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Jipangu may, at any time and from time to time, formulate plans or proposals with respect to any of such letters, Jipangu has no present intention of doing so.

         On October 31, 2001, Jipangu entered into a subscription agreement with Cambior, pursuant to which Jipangu agreed to subscribe for 4,950,000 units of Cambior (at CDN$1.173 per unit), each unit consisting of one Cambior Common Share and one warrant to purchase a Cambior Common Share at an exercise price of US$0.833 at any time prior to November 30, 2002. This transaction is expected to close in December 2001.

CUSIP No. 13201L103                   13D                      Page 4 of 6 Pages



Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Jipangu is the beneficial owner of 34,711,194 Cambior Common Shares, representing approximately 31.6% of the Cambior Common Shares issued and outstanding.

         To the best of Jipangu's knowledge, other than David V. Mosher, a director who owns 5,000 Cambior Common Shares directly and 1,300 Cambior Common Shares indirectly, none of the individuals names in Schedule I hereto beneficially owns any Cambior Common Shares.

         (c) On May 5, 2000, Jipangu purchased 5,000,000 Class 1 Preferred Shares and 5,000,000 warrants to acquire Cambior Common Shares from Cambior in a privately negotiated transaction for CDN$1.00. On June 29, 2000, the articles of incorporation of Cambior were amended such that the 5,000,000 Class 1 Preferred Shares held by Jipangu were convertible into Cambior Common Shares. On July 17, 2000 the 5,000,000 Class 1 Preferred Shares were converted into 5,000,000 Cambior Common Shares. On June 30, 2000, Jipangu entered into a U.S. $10,000,000 mortgage loan (the "Mortgage Loan") with Cambior, the principal and interest of which are convertible into Cambior Common Shares at US$0.42 per Cambior Common Share. In connection therewith, Jipangu acquired 2,500,000 warrants to acquire Cambior Common Shares in lieu of the payment of a facility fee (the "Facility Fee Warrants"). The Facility Fee Warrants expired unexercised on December 31, 2000. On January 18, 2001, Jipangu converted US$6,300,000 principal amount of the Mortgage Loan into 15,000,000 Cambior Common Shares (US$0.42 per Cambior Common Share). On August 28, 2001, Jipangu converted the remaining US$3,700,000 principal amount of the Mortgage Loan and accrued interest into 6,491,228 Cambior Common Shares (US$0.57 per Cambior Common Share). On October 31, 2001, Jipangu exercised 2,100,000 warrants to purchase 2,100,000 Cambior Common Shares (CDN$1.60 per Cambior Common Shares). On November 1, 2001, 2,900,000 warrants to purchase Cambior Common Shares expired unexercised. On December 7, 2001, Jipangu purchased 6,119,966 Cambior Common Shares from Sprott Canadian Equity Fund, Sprott Hedge Fund LP, Eric Sprott and Sprott Securities Inc., as portfolio manager, for an aggregate of CDN$5,079,571.78 (CDN$0.83 per share).

         (d) Jipangu holds all rights associated with the 34,711,194 Cambior Common Shares, including the right to receive dividends on such stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Share Pledge Agreement between Jipangu and Sprott Securities Inc., as portfolio manager, and the Escrow Agreement between Jipangu, Equity Transfer Services Inc., as escrow agent and Sprott Securities Inc., as portfolio manager, Jipangu pledged CDN$12,500,000 of Cambior Common Shares to a trustee as security for its performance of the terms thereof. The foregoing description of the Share Pledge and Escrow Agreements is qualified in all respects by reference to the terms and conditions of the Share Pledge and Escrow Agreements, copies of which is attached hereto as Exhibits to this Schedule.

Item 7.  Material to be Filed as Exhibits.

         Jipangu Share Pledge Agreement - Exhibit 99-1
         Escrow Agreement               - Exhibit 99-2

CUSIP No. 13201L103                    13D                     Page 5 of 6 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2001

                                  JIPANGU INC.

                                                       By:  /s/  David V. Mosher
                                                       -------------------------
                                                       David V. Mosher
                                                       Director

CUSIP No.  13201L103                  13D                      Page 6 of 6 Pages

                                   SCHEDULE I

                            DIRECTORS AND OFFICERS OF

                                  JIPANGU INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Jipangu is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is c/o Jipangu Inc., 3-6-9 Kita-shinagawa, Shinagawa-Ku, Tokyo, Japan.

NAME AND CITIZENSHIP                        PRESENT AND PRINCIPAL OCCUPATION
                                                     OR EMPLOYMENT

Directors

Manabu Kameda                        Chief Corporate Administrator and Secretary
Japanese

Tamisuke Matsufuji                   Chief Executive Officer and President
Japanese

David V. Mosher                      President and Chief Executive Officer
Canadian                             High River Gold Mines Ltd.
                                     Suite 1700, 155 University Avenue
                                     Toronto, Ontario, Canada M5H 3B7

Kazuo Shuto                          Chief Geologist
Japanese

Officers

Tamisuke Matsufuji                   Chief Executive Officer
Japanese

Manabu Kameda                        Chief Corporate Administrator and Secretary
Japanese

                                  EXHIBIT LIST


                                                               Sequential
Exhibit       Description                                      Page Number
-------       -----------                                      -----------
 99.1         Jipangu Share Pledge Agreement
 99.2         Escrow Agreement
